EXHIBIT 99-3

	Jackson Fund Services
	Fidelity Bond Coverage Requirements

		Total Assets (as of 6/28/13)	Minimum Amount of Bond for Joint Coverage

	JNL Series Trust	$ 104,269,190,464	$ 2,500,000	1
	JNL Variable Fund LLC	12,097,639,403	2,500,000	1
	JNL Investors Series Trust	3,212,137,866	2,100,000	1 3
	JNL Strategic Income Fund LLC	99,400,418	450,000	1
		Total	$ 7,550,000	1

	Bond Coverage 06/24/2013 - 06/24/2014		$ 8,500,000	2

		Excess Coverage	$ 950,000

1	Maximum coverage required.
2	Expires on 06/24/2014
	(Federal Insurance Company (Chubb))
3
Rule 17g-1 instructs us to add 200,000 for each 500,000,000 of gross assets (after 2,000,000,000) up to a maximum bond of 2,500,000.  However, for purposes of ensuring adequate coverage for increasing assets, we have added 600,000 for these assets, even though assets have not reached the last 500,000,000 level